UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GigOptix, Inc.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Avi S. Katz

GigOptix, Inc.

130 Baytech Drive

San Jose, CA 95134

(408) 522-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37517Y103

1	NAMES OF REPORTING PERSONS Avi S. Katz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,170,044 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,170,044 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,170,044(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	See Item 3 below.
(2)	See Item 5 below.

CUSIP No. 37517Y103

This Amendment No. 8 to Schedule 13D is being filed by Dr. Avi S. Katz, the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, in his individual capacity. The Schedule 13D filed on August 19, 2011 (the “Schedule 13D”), as previously amended by Amendment No. 1 filed on January 5, 2012 (“Amendment No. 1”), Amendment No. 2 filed on March 29, 2012 (“Amendment No. 2”), Amendment No. 3 filed on August 14, 2012 (“Amendment No. 3”), Amendment No. 4 filed on January 29, 2013 (“Amendment No. 4”), Amendment No. 5 filed on October 21, 2013 (“Amendment No. 5”) , Amendment No. 6 filed on January 7, 2014, and Amendment No. 7 filed on December 23, 2014 (“Amendment No. 7 and collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 the “Prior Amendments”), is hereby further amended and supplemented as set forth in this Amendment No. 8.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 8 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D or the Prior Amendments, as applicable.

ITEM 3. Source and Amount of Funds or Other Consideration.

As the Founder, Chief Executive Officer and Chairman of the Board of the Issuer, the Issuer has issued Dr. Katz options and restricted stock units (“RSUs”), as reported in Item 5 below, as part of his equity compensation, and as previously reported in the Schedule 13D. Dr. Katz has also acquired shares in the open market.

ITEM 4. Purpose of Transaction.

As previously reported by GigOptix, Inc. (the “Issuer” or the “Company”), on August 21, 2015, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dr. Katz, Andrea Betti-Berutto and John Mikulsky (collectively, the “Selling Stockholders”) and Cowen and Company, LLC and Roth Capital Partners, LLC (collectively, the “Representatives”) as representative of the several underwriters set forth on Schedule I to the Underwriting Agreement (together with the Representatives, the “Underwriters”) relating to (i) a public primary offering (the “Primary Offering”) of an aggregate of 9,218,000 shares (the “Company Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) at a public offering price of $1.70 per share (the “Offering Price”) and (ii) a public secondary offering by the Selling Stockholders (the “Secondary Offering”) of an aggregate of 282,000 shares (the “Secondary Shares” collectively with the Company Shares, the “Shares”) of Common Stock at the Offering Price. The Shares are accompanied by the associated rights (the “Rights”; the Rights together with the Shares, the “Securities”) to purchase shares of Series A Junior Preferred Stock, par value $0.001 per share, of the Company created by the Rights Agreement, dated December 16, 2011, between the Company and the American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended by the Amended and Restated Rights Agreement, dated December 16, 2014 (collectively, the “Rights Agreement”). Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30 day option to purchase up to an additional 1,425,000 shares of Common Stock to cover overallotments, if any (the “Overallotment Option”) which has not been exercised as of the date of this Amendment No. 8.

On August 26, 2015 the Issuer closed the Primary Offering and the Secondary Offering. As a participant in the Secondary Offering, Dr. Katz sold 250,000 Secondary Shares. As a result of (i) the increase in the number of shares of Common Stock issued and outstanding due to the Primary Offering, and (ii) the shares sold by Dr. Katz in the Secondary Offering, the percentage of shares held by Dr. Katz has decreased by more than 1% since the filing of Amendment No. 7. In addition, in connection with the Offering, on August 21, 2015 Dr. Katz, along with the other executive officers and directors of the Issuer, has entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with Cowen and Company, LLC and Roth Capital Partners, LLC, as representative of the underwriters, the form of which is attached as an exhibit to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 21, 2015. Under the Lock-Up Agreement, Dr. Katz may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including short sales), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended), or otherwise dispose of, or enter into any

CUSIP No. 37517Y103

transaction which is designed to or could be expected to result in the disposition of any shares of the Common Stock or securities convertible into or exchangeable for shares of Common Stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of the representative, for a period of 60 days, subject to an 18 day extension under certain circumstances, from August 21, 2015. This consent may be given at any time without public notice. These restrictions on future dispositions by Dr. Katz is subject to exceptions for transfers (i) as a bona fide gift or gifts to immediate family members who agree to be bound by these restrictions, (ii) by will or the laws of descent and distribution or to one or more trusts for bona fide estate planning purposes, or (iii) to the Issuer or as may be required under any of the Issuer’s benefit plans. The Lock-Up Agreement does not restrict the ability of Dr. Katz from purchasing shares of Common Stock on the open market or under an employee stock purchase plan of the Issuer or exercising any options or other convertible securities granted under any benefit plan of the Issuer. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. The Primary Offering, Secondary Offering, and the entry into the Lock-Up Agreement have necessitated the filing of this Amendment No. 8.

As previously disclosed in the Schedule 13D, Dr. Katz has previously purchased shares of Common Stock in the open market for investment purposes, and such purchases have been made in the ordinary course of business and in connection with his employment with the Issuer. Dr. Katz reserves the right to purchase additional shares of Common Stock or to dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.

Dr. Katz will also continue to vest in his previously granted RSUs and options which will necessitate additional amendments to the Schedule 13D. In addition, it is currently expected that consistent with the terms of the Employment Agreement between Dr. Katz and the Issuer and past practice, that there may be future issuances of options and/or RSUs to Dr. Katz. It is also currently expected that other employees, consultants and directors of the Issuer may in the future be issued options and/or RSUs by the Issuer (as well as continue to vest into existing options and RSUs), and as Chief Executive Officer and Chairman of the Board, Dr. Katz will evaluate any such issuances.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as Chief Executive Officer and Chairman of the Board, Dr. Katz reviews and evaluates potential transactions and the consideration used, including shares of Common Stock.

Except as described above, Dr. Katz presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Katz holds directly 242,002 shares of Common Stock of the Issuer and 2,928,042 options that are vested and exercisable or exercisable within the next 60 days. As a result, Dr. Katz may be deemed to be the beneficial owner with sole voting and dispositive power of 3,170,044 shares in the aggregate of Common Stock, or 7.0% of the class of securities.

The calculation of percentage ownership is based on 42,598,199 shares of Common Stock outstanding as of August 26, 2015 following the Primary Offering, plus 2,928,042 shares of Common Stock that would be issued upon the exercise of the options held by Dr. Katz, without giving effect to the Overallotment Option which has not been exercised as of the date of this Amendment No. 8. Dr. Katz also continues to hold RSUs granted previously, however no such RSUs vest within the next 60 days and they are therefore excluded from the calculation of percentage ownership.

(c) As reported above in Item 4 and in the Form 4 filed on August 25, 2015, Dr. Katz sold 250,000 shares of Common Stock in connection with the Secondary Offering at the Offering Price of $1.70.

(d) and (e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth above in Item 4 regarding the Lock-Up Agreement is incorporated herein by reference.

Except for the Lock-Up Agreement, no other contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Katz and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

/s/ Avi S. Katz
	Name:	Avi S. Katz